January 8, 2024

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.
Amendment No. 19 to Registration Statement on Form S-1
Filed December 27, 2023
File No. 333-264073

Ladies and Gentlemen:

This letter is being submitted on behalf of Elate Group, Inc. (the “Company”) in response to the comment letter dated January 4, 2024, by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 19 to the Registration Statement on Form S-1 filed December 27, 2023 (“Amendment No. 19”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 20 to the Registration Statement (“Amendment No. 20”). For your convenience we will deliver a copy of Amendment No. 20 as well as a copy of Amendment No. 20 marked to show all changes made since the filing of Amendment No. 19.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 20 unless otherwise specified.

Amendment No. 19 to Registration Statement on Form S-1 filed December 27, 2023

Prospectus Summary, page 1

1.Where applicable throughout your filing, please revise to provide updated disclosures for your most recently completed fiscal year. As an example only, we note your disclosure on page 4 that customer cancellations have had a negative impact on revenue growth during 2021 and 2022. Revise to provide updated disclosures for the recently completed fiscal year, December 31, 2023.

Response:  In response to the Staff’s comment, the Company has updated disclosures throughout our filing incorporating the most recently completed fiscal year ending December 31, 2023.

2.Please consider updating your disclosures in regard to COVID-19.

Response:  In response to the Staff’s comment, the Company has updated disclosures in regard to COVID-19 to reflect the recently completed fiscal year ending December 31, 2023.

Capitalization, page 39

3.Please detail how you determined As Adjusted cash and additional paid in capital presented in the table as we are unable to reconcile the changes between the Actual and As Adjusted balances using offering information presented elsewhere within the registration statement.

Response:  In response to the Staff’s comment, the Company has corrected the As Adjusted cash and additional paid in capital, along with the As Adjusted total shareholders’ equity, as follows:

i)1,250,000 units at $4.13 per unit for gross proceeds of $5,162,500;

ii)Less underwriter commissions/discounts of 8% and underwriter non-accountable expenses of 1% for a total of 9% totaling $464,625 ($5,162,500 X 9%);

iii)net proceeds (before estimated offering expenses) resulting in $4,697,875 ($5,162,500 - $464,625);

iv)Less estimated offering expenses of $613,288; and

v)Net Proceeds after deducting estimated offering expenses: $4,084,587 ($4,697,875 - $613,288).

Cash at 9/30/2023 of $803,169 plus the Net Proceeds (after deducting estimated offering expenses) of $4,084,587 resulting in As Adjusted cash of $4,887,756.

Additional paid in capital at 9/30/2023 of $559,861 plus the Net Proceeds (after deducting estimated offering expenses) of $4,084,587 resulting in As Adjusted additional paid in capital of $4,644,448.

Total shareholders’ equity at 9/30/2023 of $531,271 plus the Net Proceeds (after deducting estimated offering expenses) of $4,084,587 resulting in As Adjusted total shareholders’ equity of $4,615,858.

Dilution, page 40

4.We note that the $4,517,983 of As adjusted net tangible book value per share after the offering as disclosed in your dilution table differs from the $4,467,983 As Adjusted total stockholders' equity as disclosed in your capitalization table. Please reconcile these two amounts and revise your disclosure as necessary.

Response:  In response to the Staff’s comment, the Company has recalculated the As Adjusted total stockholders’ equity of $4,615,858 and the As Adjusted net tangible book value per share after the offering as disclosed in our updated dilution table and reconciled the amounts and revised the disclosure accordingly.

Executive Compensation, page 73

5.Please revise to provide executive compensation disclosures for the most recently completed fiscal year ending December 31, 2023. Refer to Item 11(l) of Form S-1 and Item 402 of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the executive compensation disclosures for the most recently completed fiscal year ending December 31, 2023 and revised the disclosure accordingly.

Should you have any questions regarding the foregoing, please do not hesitate to contact Peter Hogan at (213) 891-5076.

Sincerely,

BUCHALTER, APC

/s/ Peter Hogan